Tidal ETF Trust II

898 North Broadway, Suite 2

Massapequa, New York 11758

October 6, 2022

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust II (the “Trust”)
Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 26, 2022, with respect to the Registration Statement and the Trust’s proposed new series, the Gateway Senior Secured Credit Opportunities ETF (the “Fund”). As noted below, the Fund’s name will be revised to the Senior Secured Credit Opportunities Fund. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please tell us supplementally why it is appropriate to refer to “Gateway” in the Fund’s name, given its apparent lack of involvement in the Fund’s strategy and security selection process.

Response: The Trust has determined to remove “Gateway” from the Fund’s name to avoid any potential investor confusion regarding Gateway’s limited role.

2.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Principal Investment Strategies

3.	With respect to the Fund’s bank loan holdings, please address how the Fund intends to meet short-term liquidity needs that may arise as a result of their lengthy settlement periods. Also, discuss the possibility of liquidity changing in this market, and how the Fund will handle such a situation.

Response: The Adviser believes that the Fund’s bank loan holdings will not materially impact the Fund’s short-term liquidity needs. The Adviser notes that the Fund’s portfolio will maintain a bond component generally in excess of 20% of the Fund’s total portfolio value, which will add significantly to the Fund’s overall liquidity and average settlement time. In addition, the Fund will have a line of credit available to enhance its liquidity. The Trust notes that the line of credit will not be used to “leverage” the Fund’s portfolio (e.g., buy additional assets), but used solely as a liquidity enhancement tool. Lastly, the Adviser believes with the continued growth of the loan market, average liquidity and settlement will only improve. The Trust notes that creation units and redemptions for the Fund will be done on an all-cash basis.

4.	With respect to the statement that the “Adviser believes that the focus should be on the fundamentals of the businesses issuing the securities in which the Fund invests rather than their ratings,” please clarify how the stated approach is different from how ratings are created.

Response: The primary difference between rating agency models and the portfolio management team’s approach relates to the size bias of the rating agency models. Size (of revenues) is a very large component of a company’s ultimate credit rating. The portfolio management team believes that focus can result in the securities of some companies with excellent credit fundamentals to trade at higher yields and some larger companies with weaker fundamentals to trade at lower yields. Additionally, the portfolio management team has found that the rating agencies over the past five years have accepted significant addbacks to EBITDA (pro forma further adjusted EBITDA), which allows ratings to be skewed to the upside for many large issuers. In addition to depreciation and amortization, the portfolio management team’s process allows addbacks only for non-cash compensation. While the portfolio management team is aware of credit ratings, the ratings are not the primary factor in determining the Fund’s portfolio holdings.

5.	We note your statement that the Adviser views credit as binary and that the Adviser seeks to purchase investments at a discount that it believes provides a margin of safety. However, it is unclear whether you intend, or are able, to hold investments to maturity or not. Please revise your strategy discussion to:
a.	Address any portfolio construction parameters in place, such as sector, maturity, or duration targets; and
b.	Discuss how you assess credit quality and value.

Response: The prospectus has been revised to clarify the foregoing points.

The Adviser supplementally notes that it typically will buy the Fund’s investments in the secondary market below par value with the expectation of a refinancing at par. The Fund’s portfolio will generally not hold more than 20% of its assets in any one particular industry. Further, the Fund’s portfolio will generally not hold more than 5% of its assets in any single company. The Fund’s portfolio will hold between 50 and 100 positions (most likely in the 75-80 position range) with relatively equal weightings. The Fund will not target a specific duration or maturity for its portfolio. Given that the Fund’s portfolio will hold leveraged loans (close to zero duration) and high yield bonds (also short duration) purchased in the secondary market, the Fund’s portfolio will have very limited interest rate sensitivity.

The portfolio management team makes credit quality determinations based on several factors - primarily, total leverage through the tranche in which the Fund will invest (debt/EBITDA) and the free cash flow of the business itself. The portfolio management team’s definition of value (or alpha) for this Fund revolves around yield per turn of leverage. The portfolio management team expects the Fund will provide more yield with stronger credit metrics than the relevant indices as determined by leverage (debt / EBITDA). The portfolio management team’s intent is to hold investments to an event which is typically a refinancing.

6.	Please clarify whether you anticipate actively trading the Fund’s portfolio.

Response: The Fund is actively managed, so the Fund’s portfolio will be actively traded. However, it is not anticipated that such trading will result in a high portfolio turnover rate.

7.	We note your statement that you “may” invest in junk rated debt. If such investments will constitute a significant part of the portfolio, consider replacing “may” with “will” and giving investors a reasonable range for this allocation.

Response: The Fund’s investments in junk-rated debt securities will constitute a significant part of the Fund’s principal investment strategies. As a result, the word “may” has been replaced with “will” in the aforementioned statement. The prospectus has also been revised to provide a reasonable range for its allocation in junk-rated debt securities.

8.	Please clarify the meaning of the following phrase the Adviser “looks at a complete appraisal of the business’ intrinsic value.”

Response: The Adviser notes that many credit investors perform mechanical financial analyses. Because of the portfolio management team’s history in high yield bond investing, these instruments are viewed more akin to “equity with a coupon.” The portfolio management team therefore views a company’s enterprise value as crucial and, therefore, considers each candidate’s equity value as part of its analysis process. The team essentially equates a company’s equity value with its free cash flow generation after all expenses (including capital expenses). As part of the team’s fundamental credit process, the portfolio managers internally determine what the total enterprise value of the company is in a range of scenarios. That type of stress testing informs the teams’ risk assessment and analysis of potential recovery of the Fund’s investment in different scenarios.

Principal Investment Risks

9.	Please amplify the last sentence of the Credit Risk disclosure (e.g., address the potential impact to the Fund’s NAV).

Response: The Prospectus has been revised to bolster the last sentence of the Credit Risk disclosure accordingly.

10.	Given that a significant portion of the Fund’s portfolio may be in floating rate debt, discuss the impact that increased rates may have on the business and credit risk of your portfolio companies that will have increased interest expense as a result of interest rate increases.

Response: The portfolio management team has recently updated all of its credit files showing LIBOR (soon to be SOFR) at 400 bps. Given the Fund’s focus on low leverage, positive free cash flow, and excess balance sheet cash, the team’s stress tests are highly manageable, even in an environment with significantly increased rates. The Prospectus has been revised to reflect the foregoing.

11.	Consider discussing risks associated with rising inflation.

Response: The Prospectus has been revised to include a discussion of risks associated with a rising inflation environment.

General

12.	To the extent that the Fund has entered into a credit line – confirm that interest expenses will be reflected in the Fee Table.

Response: The Fund will reflect credit line interest expenses in the Fee Table, as appropriate. However, the credit line will be established for large redemptions and is not expected to be utilized frequently. Further, given the line of credit’s current size, any corresponding interest expense is not expected to rise to the level of a basis point. Therefore, the Fund has estimated interest expenses for the current fiscal year will be zero.

13.	With respect to the credit line discussion, supplementally explain whether the statement “to allow for an orderly liquidation of securities to meet redemption requests” means the Fund will not redeem in-kind. And, if so, consider additional disclosure requirements as a result.

Response: As noted above in response to Comment 3, the Fund anticipates that creation and redemption orders will generally be done on an all-cash-basis. However, the Fund anticipates that the Fund may, from time to time, redeem in-kind. The prospectus disclosure has been revised to reflect the foregoing.

14.	With respect to Messrs. Gramatovich, explain in correspondence what the phrase “has been with Toroso since 2022” means. It is unclear, for example, whether these individuals are employed by the Adviser and subject to the same supervision and compliance policies as others. Please explain in more detail their connection to Toroso.

Response: Toroso has engaged each of Mr. Timothy J. Gramatovich and Tyler Gramatovich as independent contractors to provide portfolio management services to the Fund. Each independent contractor agreement identifies them as “access persons” of Toroso, and each agreement is contingent upon their passing Toroso’s mandatory background check and agreeing to Toroso’s compliance manual, code of ethics, and privacy policy, including the initial and ongoing submission of all required certifications, acknowledgements, and disclosure reports. Each will also be provided a Toroso email address that will be subject to review by Toroso’s compliance team. In short, each of Mr. Timothy J. Gramatovich and Tyler Gramatovich will be subject to the same level of supervision and to the same compliance policies as other Toroso-employee portfolio managers.

Further, although, pursuant to Form ADV, the term “employee” “includes an independent contractor who performs advisory functions on [the adviser’s] behalf,” the Prospectus will be clarified to reflect that Messrs. Tim Gramatovich and Tyler Gramatovich have been “engaged as independent contractors of Toroso since 2022.”

15.	Supplementally explain the purpose of the Fund sponsorship agreement and what payments to Gateway are for. Please provide a legal analysis to why Gateway should not be considered an adviser to the Fund, taking into consideration that it is receiving a portion of the management fee and is providing the Fund’s portfolio managers.

Response:

Definition of Investment Adviser

As an initial matter, under the Investment Advisers Act of 1940, a person who, for compensation, is engaged in the business of providing advice to others (or issuing reports or analyses regarding securities), is as investment adviser subject to regulation as such thereunder. Gateway is not in the business of providing advice to others, and does not issue reports or analyses regarding securities. As noted in the prospectus, Gateway “does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the Fund.” Gateway is simply not obligated to, nor will it, undertake (without first becoming duly SEC-registered, and obtaining Board and shareholder approval), any activities related to the Fund that would place it within the definition of an “investment adviser.”

Exchange-Traded Fund Platform Support Agreement

The Exchange-Traded Fund Platform Support Agreement (the “Support Agreement”) establishes the economic arrangement between Toroso and Gateway with respect to the Fund’s start-up and ongoing expenses, as well as any profits. As stated in the prospectus, under that agreement, “Gateway assumes the obligation of the Adviser to pay all expenses of the Fund, except Excluded Expenses . . . Although Gateway has agreed to be responsible for the Unitary Expenses, the Adviser retains the ultimate obligation to the Fund to pay such expenses.”

While the Support Agreement ranges over a number of provisions and sets forth various elements of the parties’ interaction with one another, the agreement does not change the investment adviser analysis or the result. The Support Agreement embodies the willingness of Gateway to assist Toroso in bearing the financial burdens associated with the launch and operations of the Fund. However, the Support Agreement contains no duty, obligation, or expectation that Gateway will provide, directly or indirectly, any advisory services or provide any employees to Toroso that would do so.

A significant portion of the Support Agreement is given over to provisions that set out rules regarding the sharing of economics pertaining to the Fund. This is appropriate for any firm acting in the role of fund sponsor, whether or not it is providing advisory services. Fund sponsors, a term that is not specifically defined in the 1940 Act, routinely contribute to and/or underwrite the success of the funds they sponsor, even if they do not otherwise serve as investment adviser. The fact that Gateway is willing to help underwrite the expenses of the Fund and guard against negative economic consequences for Toroso as adviser does not make Gateway an investment adviser – rather, it demonstrates only that Gateway has committed its financial resources to helping ensure the Fund’s success.

Independent Contractor Agreements

The independent contractor agreements between Toroso and each of Tim Gramatovich and Tyler Gramatovich are personal contracts. Gateway is not a party to either agreement. As described more completed in response to Comment 14 above, pursuant to each agreement, Mr. Timothy J. Gramatovich and Tyler Gramatovich will be subject to Toroso’s supervision and compliance policies.

Unrelated Agreements

The Gateway Support Agreement is separate and distinct from the independent contractor agreements. Termination of one or both of the independent contractor agreements would not impact the terms of the Gateway Support Agreement. Likewise, if either (or both) of Tim Gramatovich or Tyler Gramatovich ceased serving as portfolio manager to the Fund, the Gateway Support Agreement would not be impacted. As a result, we respectfully disagree with the suggestion that Gateway “is providing the Fund’s portfolio managers.”

No Investor Confusion

Furthermore, as noted in response to Comment 1, the Fund’s name will no longer reference Gateway. Additionally, there will be no references to Gateway in the Fund’s principal investment strategy section. In fact, the prospectus references to Gateway would be limited to the biographies of Tim Gramatovich and Tyler Gramatovich and the Fund Sponsor section. As a result, we believe that the chance that an investor may incorrectly believe that Gateway is providing any advisory services to the Fund would be extremely remote, if not non-existent.

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In sum, Gateway’s involvement with Fund is limited solely to the terms of the Support Agreement. To that end, it is financially involved, but has no other involvement with the ongoing operation of the Fund (related to advisory services or otherwise). These interests are legitimate and, as set forth in Support Agreement, are the product of arms-length bargaining between the parties (with oversight from the Trust’s Board). Importantly, this relationship does not result in Gateway taking on any role that puts it within the definition of an investment adviser. Finally, we believe there is not a reasonable likelihood that an investor may incorrectly view Gateway as providing any advisory services to the Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $97	3 Years: $303